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                            May 31, 2022

       Ding-Shin Chang
       President and Chief Executive Officer
       Phoenix Rising Companies
       641 10th Street
       Cedartown, Georgia 30125

                                                        Re: Phoenix Rising
Companies
                                                            Form 10-K
                                                            Filed March 31,
2022
                                                            File No. 000-55319

       Dear Mr. Chang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed on March 31, 2022

       General, page 1

   1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based companies.
                                                        For additional
guidance, please see the Division of Corporation Finance   s Sample Letter
                                                        to China-Based
Companies issued by the Staff in December 2021.
       Item 11. Executive Compensation, page 18

   2. Please discuss in your narrative disclosure to your summary compensation table the factors underlying
changes in compensation amounts in the most recent fiscal year compared to the prior
fiscal year. For example, discuss why your Chief Executive Officer received a salary of
$110,931 in 2021, but no salary in prior years, and discuss why he received option awards
of $2,056,022 in 2020, but none in 2021.
 Ding-Shin Chang
FirstName  LastNameDing-Shin Chang
Phoenix Rising Companies
Comapany
May        NamePhoenix Rising Companies
     31, 2022
May 31,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-
2545 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services